1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]    Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	August 11, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

UNUSUAL TRADING VOLUME MOVEMENTS

AND

THE PRICE OF STEAM COAL USED FOR ELECTRIC POWER GENERATION

The Board has noted the recent increase in the trading volume of the shares of the Company and wishes to state that, save for the implementation of the temporary measures to interfere the price of Steam Coal, the Board is not aware of any reasons for such increase.

The State Development and Reform Commission has recently implemented temporary measures to interfere the price of Steam Coal. With effect from August 2004, the upper and lower limits of the fluctuation of the selling price of Steam Coal in five provinces, including Shandong Province where the Company is located, based on the actual settled ex-mine price of Steam Coal as at the end of May 2004, shall not exceed 8%.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Listing Rules.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) has noted the recent increase in the trading volume of the shares of the Company and wishes to state that, save for the implementation of the temporary measures to interfere the price of steam coal used for electric power generation ( “Steam Coal”), the Board is not aware of any reasons for such increase.

The State Development and Reform Commission has recently implemented temporary measures to interfere the price of Steam Coal. With effect from August 2004, the upper and lower limits of the fluctuation of the selling price of Steam Coal in five provinces, including Shandong Province where the Company is located, based on the actual settled ex-mine price of Steam Coal as at the end of May 2004, shall not exceed 8%. The physical coal transactions which have been carried out between coal companies and electric power companies prior to the implementation of the measures shall be executed in accordance with the originally agreed price.

The Company believes that the execution scope of the abovementioned pricing policy applies to contracted Steam Coal. The Steam Coal contract volume of the Company from August to December is at around 4 million tonnes. The Company expects that the Company’s Steam Coal contract price from August to December will realize an increase and the extent of such increase is expected not to exceed 8% of the Steam Coal contract price signed by the Company at the beginning of this year.

The Board believes that the implementation of the temporary measures to interfere the price of Steam Coal will not have a significant impact on the income and profitability of the Company.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), neither is the Board aware of any other matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

This announcement is made pursuant to the disclosure requirement under Rule 13.09 of the Listing Rules.

Note: As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Waitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

By order of the Board of Directors of

Yanzhou Coal Mining Company Limited

Chen Guangshui

Secretary of the Board of Directors

Zoucheng, Shandong Province, PRC, 10 August, 2004